UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2004            File No.    0-50953

Evolving Gold Corporation

(Name of Registrant)

Suite 1200, 1188 West Georgia Street, Vancouver, British Columbia Canada, V6E 4A2

(Address of principal executive offices)

1.  News Release dated December 6, 2004

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Evolving Gold Corporation

(Registrant)

Dated: December 8, 2004	By: /s/ Lawrence Dick Lawrence Dick, President

Evolving Gold Corporation

Suite 1200, 1188 West Georgia Street

Vancouver, BC  V6E 4A2

Phone (604) 685 6375

info@evolvinggold.com

________________________________________________________________________

News Release

Evolving Gold Announces Option of Winnemuca Property from Golden Sands Exploration Inc.

Vancouver, British Columbia, December 6, 2004:  Evolving Gold Corporation (CNQ:GOLD) is pleased to announce that the Company has signed an option agreement with Golden Sands Exploration Inc. (Optionor) of Vancouver, B.C. and AHL Holding Ltd.,(Optionor Sub) of Nevada for the option to purchase 100% of the 62 claims of the Winnemuca Gold Property located in Humboldt County, in the State of Nevada. Evolving agrees to pay $70,000 US, issue and deliver 1,800,000 shares and incur at least $4.0 million of exploration and development costs by December 31, 2008.  During the first year of the agreement, Evolving will issue to the Optionor a total of 900,000 shares and agrees to incurr exploration expenses of not less than 70% of the funds raised by the Optionee from the date of the agreement to and including October 31, 2005. A finders fee of 100,000 shares is payable and will be subject to a hold period of four months.

Further characteristic of the geological setting and gold mineralization at the Winnemuca Property will be released upon completion of the 43-101 report.

The Company announces that it has agreed to a non-brokered private placement for total proceeds of $96,000. The financing is comprised of 600,000 units at $0.16 per unit.  Each unit will consist of one common share and one non-transferable share purchase warrant which will entitle the holder to purchase an additional common share of the Company at a price of $0.25 per share for a period of two years.

The proceeds of the private placement will be used for the acquisition of the Company’s mineral properties and general working capital.

On behalf of Evolving Gold Corporation.

Lawrence A. Dick,  Ph.D., P.Geo

President